Julia Forbess jforbess@fenwick.com | 415.875.2420 January 31, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:   Ibolya Ignat

Daniel Gordon

Daniel Crawford

Tim Buchmiller

Re:	Graybug Vision, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed January 20, 2023

File No. 001-39538

Ladies and Gentlemen:

On behalf of Graybug Vision, Inc. (the “Company”), we are concurrently transmitting herewith the Company’s Second Revised Preliminary Proxy Statement on Schedule 14A (the “Second Revised Preliminary Proxy Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 27, 2023 (the “Letter”) regarding the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A as submitted by the Company to the U.S. and Exchange Commission (the “Commission”) on January 20, 2023. The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Second Revised Preliminary Proxy Statement.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 31, 2023

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed January 20, 2023

Financial Analyses of CalciMedica, Inc., page 109

1.

We note your revised disclosure in response to prior comment 6. Please continue to revise your disclosure to address the portion of our prior comment that requested you describe whether Piper Sandler considered the number of product candidates each company was developing, the clinical development of each product candidate for each indication and how Piper Sandler considered the addressable market (including the expected dosing period of Auxora) in the selection criteria since CalMedica appears to be pursuing acute indications where the dosing period could be shorter than the comparison indications.

In response to the Staff’s comment, the Company has revised its disclosure on pages 109 and 111 of the Second Revised Preliminary Proxy Statement.

Certain Unaudited Financial Projections from Liquidation Analysis, page 119

2.

Your revised disclosure indicates that financial projections were prepared by the management of CalciMedica and feedback was provided by the management of Graybug, and that following such feedback, CalciMedica sent revised projections to Piper Sandler. As requested by our prior comment 7, please disclose the CalciMedica financial projections and indicate how those projections were revised following feedback from Graybug management and disclose the reasons for the material differences.

In response to the Staff’s comment, the Company has revised its disclosure on pages 121 and 122 of the Second Revised Preliminary Proxy Statement.

3.

We note your revised disclosure in response to prior comment 8 and reissue in part. Your disclosure in clause (iv) in the fourth paragraph on page 121 indicates that all projected revenues were adjusted to reflect a 25% probability of success. Given the range of data in the BIO Publication, and that 17.2% of non-oncology phase 2 clinical trials ultimately receive FDA approval (page 12 of the report), please discuss the reasonableness and risks in assuming a 25% probability of success. Also, revise to state whether the projections considered future FDA approval of competitive products when accounting for the competitive landscape in the projections.

In response to the Staff’s comment, the Company has revised its disclosure on pages 112 and 122 of the Second Revised Preliminary Proxy Statement, to clarify and reflect that the 25% probability of success adjustment was based on metabolic disorders (page 11 of the BIO Publication), as opposed to non-oncology (page 12 of the report). In response to the Staff’s comment regarding whether the projections considered future FDA approval of competitive products when accounting for the competitive landscape in the projections, the Company has revised its disclosure on pages 120 and 122 of the Second Revised Preliminary Proxy Statement.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 31, 2023

4.

We note your disclosure that revenue projections were based on an assumption that pricing of your product candidates, if approved, would be based on the avoided cost of emergency care and hospitalization over time. As requested by prior comment 8, please provide a sufficient explanation for this assumption and ensure that the level of detail provided is sufficient for a shareholder to evaluate and understand the reasonableness of this assumption.

In response to the Staff’s comment, the Company has revised its disclosure on page 120 of the Second Revised Preliminary Proxy Statement.

CalciMedica Business

Overview, page 185

5.

We note your response to comment 13 and reissue. Please revise throughout to provide the basis for the statement that CalciMedica is “a leading company in the discovery and development of CRAC channel inhibitors.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 187, 192 and 249 of the Second Revised Preliminary Proxy Statement.

6.

We note your response to comment 14 and reissue in part. Please revise to provide the data supporting the claim that patients in the CRSPA trial had rapid resolution of their symptoms, including the typical timeframe for symptom resolution using the current standard of care and the data from the trial supporting the statement that the resolution of symptoms was “rapid.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 187, 188, 190, 206 and 250 of the Second Revised Preliminary Proxy Statement.

Our Pipeline, page 186

7.

We note your revised disclosure that you are currently conducting CARPO, a Phase 2b clinical trial in 216 patients with AP and accompanying SIRS, and plan to conduct a significant portion of the CARPO trial in India and have submitted to the Central Drugs Standard Control Organization the documents necessary to conduct the trial in India and are awaiting approval. Please revise to clarify the jurisdiction in which you are conducting the current CARPO trial and, if your trial is being conducted in India, and the documents for the trial are awaiting approval, please clarify the regulatory status of your current trial in India. For all other trials being conducted, or which have been completed, please indicate the regulatory jurisdiction of those trials.

In response to the Staff’s comment, the Company has revised its disclosure on pages 39, 41, 187, 189, 190 and 192 of the Second Revised Preliminary Proxy Statement.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 31, 2023

8.	Please revise your pipeline table to add a footnote stating the FDA may require you to conduct a Phase 1 trial for your acute kidney injury indication.

In response to the Staff’s comment, the Company has revised its disclosure on page 189 of the Second Revised Preliminary Proxy Statement.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 267

9.	Please revise to correct the total for other current liabilities. There appears to be a cross footing error.

In response to the Staff’s comment, the Company has revised its disclosure on page 269 of the Second Revised Preliminary Proxy Statement.

* * * * * * *

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 31, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420, or, in her absence, Rob Freedman at (206) 389-4524.

Sincerely,

/s/ Julia Forbess
Julia Forbess
FENWICK & WEST LLP

Cc	Frederic Guerard, Pharm.D., Chief Executive Officer

Robert S. Breuil, Chief Financial Officer

Graybug Vision, Inc.

Effie Toshav, Esq.

Rob Freedman, Esq.

Fenwick & West LLP

A. Rachel Leheny, Ph.D., Chief Executive Officer

CalciMedica, Inc.

Carlos Ramirez, Esq.

Cooley LLP

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